EXHIBIT 12.2
PACIFIC GAS AND ELECTRIC COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED
FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Three Months Ended March 31,	Year Ended December 31,
	2010	2009	2008	2007	2006	2005
Earnings:
Net income	$264	$1,250	$1,199	$1,024	$985	$934
Adjustments for income or loss from equity investees of less than 100% owned affiliates and the Company's equity in undistributed income (losses) of less than 50% owned affiliates	-	-	-	-	-	-
Income taxes provision	195	482	488	571	602	574
Fixed charges	191	817	860	889	801	589
Total Earnings	$650	$2,549	$2,547	$2,484	$2,388	$2,097

Fixed Charges:
Interest on short-term borrowings and long-term debt, net	$173	$754	$794	$834	$770	$573
Interest on capital leases	5	19	22	23	11	1
AFUDC debt	13	44	44	32	20	15
Earnings required to cover the preferred stock dividend and preferred security distribution requirements of majority owned trust	-	-	-	-		-
Total Fixed Charges	$191	$817	$860	$889	$801	$589
Preferred Stock Dividends:
Tax deductible dividends	2	9	9	9	12	9
Pre-tax earnings required to cover non-tax deductible preferred stock dividend requirements	2	7	7	8	3	12
Total Preferred Stock Dividends	4	16	16	17	15	21

Total Combined Fixed Charges and Preferred Stock Dividends	$195	$833	$876	$906	$816	$610
Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividends	3.33	3.06	2.91	2.74	2.93	3.44

Note: For the purpose of computing Pacific Gas and Electric Company’s ratios of earnings to combined fixed charges and preferred stock dividends, “earnings” represent net income adjusted for the income or loss from equity investees of less than 100% owned affiliates, equity in undistributed income or losses of less than 50% owned affiliates, income taxes and fixed charges (excluding capitalized interest). “Fixed charges” include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest on capital leases, AFUDC debt, and earnings required to cover the preferred stock dividend requirements and preferred security distribution requirements of majority-owned trust. “Preferred stock dividends” represent tax deductible dividends and pre-tax earnings that are required to pay the dividends on outstanding preferred securities. Fixed charges exclude interest on tax liabilities.